

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

Via E-mail
Mr. Robert A. Sheets
Chief Financial Officer
Alliance One International, Inc.
8001 Aerial Center Parkway
Post Office Box 2009
Morrisville, NC 27560-2009

> **Re: Alliance One International, Inc.**
> **Tender Offer Statement on Schedule TO-I**
> **Filed on July 17, 2013**
> **File No. 005-44329**

Dear Mr. Sheets:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Effect of Tender, page 9

1.   You state that holders will be deemed to have waived any and all rights with respect to the Convertible Notes and to have released and discharged Alliance One from any and all claims that holders may have now, or may have in the future arising out of, or related to, the Convertible Notes. Please revise this statement in light of Section 29(a) of the Securities Exchange Act of 1934.

Conditions to the Offer, page 12

2.   You state in the first paragraph on page 14 that you may assert any condition regardless of the circumstances giving rise it, including any action or inaction by you. The tender offer can be subject only to conditions that are not within your control. Please revise.

3.   Despite disclosure to a different effect elsewhere in the document, you state in the first paragraph on page 14 that the conditions to the offer will be either satisfied or waived by Alliance One "at or prior to the Payment Date." All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before payment. Please revise the language accordingly.

Summary Financial Information, page 18

4.   Please disclose the pro forma information required by Item 1010(b) of Regulation M-A, or demonstrate that pro forma data does not differ materially from the historical data. In performing this analysis, please give pro forma effect to 100% and 50% tender participation.

5.   In your summary information, please disclose net income per common share (basic and diluted), as required by Item 1010(c)(3) of Regulation M-A, as well as summary pro forma data, as required by 1010(c)(6) of Regulation M-A.

Other Material Information, page 22

6.   You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If you are attempting to rely on Rule 13e-4(f)(9)(2), we note that Rule 13e-4(f)(9)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008).

Incorporation of Certain Documents by Reference, page 23

7.   Throughout this section you refer directly and indirectly to incorporation by reference of future documents. The federal securities laws do not authorize incorporation by reference in this manner. Please revise to indicate that you will disclose material changes to the information previously published, sent or given to security holders promptly in the manner specified in Rule 13e-4(e)(3). See also Rule 13e-4(d)(2).

<u>Cautionary Statement Concerning Forward-Looking Statements, page 24</u>

8.   Disclosure made in connection with a tender offer is not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act. See Section 21E(b)(2)(C) of the Exchange Act. Please do not refer to the PSLRA in disclosure made in connection with your tender offer, including press releases, offers to purchase, and proxy materials.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Exchange Act and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Stephen M. Lynch, Esq.
        Robinson, Bradshaw & Hinson, P.A.